Exhibit 107

CALCULATION OF REGISTRATION FEE

Securities Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.001 par value per share	Rule 457(c) and Rule 457(h)	10,000,000	$0.0383	$383,000	0.00014760	$56.53
Total offering Amounts					$383,000		$56.53
Total Fee Offsets							$-
Net Fee Due							$56.53

(1)	Pursuant to Rule 416(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional securities that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2)	Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c) and Rule 457(h)(1) and based upon the average of the high and low sale prices on January 17, 2024 as reported by the Over The Counter Bulletin Board.